UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Level 3 Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

52729N100

(CUSIP Number)

Pek Siok Lan

c/o Singapore Technologies Telemedia Pte Ltd

51 Cuppage Road #09-01

StarHub Centre

Singapore 229469

Telephone: (65) 6723 8668

Facsimile: (65) 6720 7277

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729N100	Page 2 of 11 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; SC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 757,478,896
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 757,478,896
11	Aggregate Amount Beneficially Owned By Each Reporting Person 757,478,896
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 24.8%(1)
14	Type Of Reporting Person CO

(1)	Percentage calculation based on the number of shares of the Common Stock of the Issuer (a) outstanding at the effective time of the closing of the Amalgamation Agreement (as defined below) and (b) issued in exchange for the common shares and convertible preferred shares of Global Crossing (as defined below) pursuant to the Amalgamation Agreement.

CUSIP No. 52729N100	Page 3 of 11 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; SC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 757,478,896
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 757,478,896
11	Aggregate Amount Beneficially Owned By Each Reporting Person 757,478,896
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 24.8%(1)
14	Type Of Reporting Person CO

(1)	Percentage calculation based on the number of shares of the Common Stock of the Issuer (a) outstanding at the effective time of the closing of the Amalgamation Agreement (as defined below) and (b) issued in exchange for the common shares and convertible preferred shares of Global Crossing (as defined below) pursuant to the Amalgamation Agreement.

CUSIP No. 52729N100	Page 4 of 11 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; SC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 757,478,896
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 757,478,896
11	Aggregate Amount Beneficially Owned By Each Reporting Person 757,478,896
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 24.8%(1)
14	Type Of Reporting Person CO

(1)	Percentage calculation based on the number of shares of the Common Stock of the Issuer (a) outstanding at the effective time of the closing of the Amalgamation Agreement (as defined below) and (b) issued in exchange for the common shares and convertible preferred shares of Global Crossing (as defined below) pursuant to the Amalgamation Agreement.

CUSIP No. 52729N100	Page 5 of 11 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Crossing Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; SC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 757,478,896
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 757,478,896
11	Aggregate Amount Beneficially Owned By Each Reporting Person 757,478,896
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 24.8%(1)
14	Type Of Reporting Person CO

(1)	Percentage calculation based on the number of shares of the Common Stock of the Issuer (a) outstanding at the effective time of the closing of the Amalgamation Agreement (as defined below) and (b) issued in exchange for the common shares and convertible preferred shares of Global Crossing (as defined below) pursuant to the Amalgamation Agreement.

Page 6 of 11 Pages

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Level 3 Communications, Inc., a company organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 1025 Eldorado Blvd. Broomfield, Colorado 80021.

Item 2.	Identity and Background

This Schedule 13D is filed jointly on behalf of Temasek Holdings (Private) Limited, a company organized under the laws of the Republic of Singapore (“Temasek”), Singapore Technologies Telemedia Pte Ltd, a company organized under the laws of the Republic of Singapore and a subsidiary of Temasek (“STT”), STT Communications Ltd, a company organized under the laws of the Republic of Singapore and a subsidiary of STT (“STT Comm”), and STT Crossing Ltd, a company organized under the laws of Mauritius and a subsidiary of STT Comm (“STT Crossing”).

The address of the principal business office of Temasek is 60B Orchard Road, #06-18 Tower 2 The Atrium@Orchard, Singapore 238891. The address of the principal business office of STT and STT Comm is 51 Cuppage Road, #09-01 StarHub Centre, Singapore 229469. The address of the principal business office of STT Crossing is Rogers House, 5, President John Kennedy Street, Port Louis, Mauritius.

The principal business of Temasek is investment holding. The principal business of STT is providing management services, strategic media and telecommunications services and investment holding. The principal business of STT Comm is providing info-communications services and investment holding. The principal business of STT Crossing is investment holding.

The name, business address, present principal occupation and citizenship of the directors and executive officers of each of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference.

Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Common shares and convertible preferred shares of Global Crossing Limited, a Bermuda exempted limited liability company (“Global Crossing”), owned by STT Crossing were exchanged for the shares of Common Stock as described in Item 4 below.

Item 4.	Purpose of Transaction

On April 10, 2011 (the “Transaction Date”), the Issuer entered into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) with Global Crossing and Apollo Amalgamation Sub, Ltd., a Bermuda exempted limited liability company and wholly-owned subsidiary of the Issuer (“Amalgamation Sub”). Pursuant to the terms of the Amalgamation Agreement, (i) the closing of the amalgamation pursuant to the Amalgamation Agreement took place on October 4, 2011 and Amalgamation Sub and the Global Crossing amalgamated pursuant to the Companies Act 1981 of Bermuda and (ii) at the effective time of amalgamation, each outstanding share of (a) the common shares of Global Crossing (other than any shares held by dissenting shareholders or shares owned by the Issuer

Page 7 of 11 Pages

or Global Crossing or their respective subsidiaries) were exchanged for 16 fully paid and nonassessable shares of the Common Stock and (b) the convertible preferred shares of Global Crossing were exchanged for 16 fully paid and nonassessable shares of the Common Stock, plus any unpaid dividends payable thereon. As a result of such exchange, 757,478,896 shares of the Common Stock were issued to STT Crossing in exchange for 29,342,431 common shares and 18,000,000 convertible preferred shares of Global Crossing. A copy of the Amalgamation Agreement is attached hereto as Exhibit 99.1.

To be effective upon closing of the Amalgamation Agreement, the Issuer and STT Crossing entered into a Stockholder Rights Agreement, dated as of the Transaction Date (the “Stockholder Rights Agreement”), which provides, among other things, that upon closing of the Amalgamation Agreement, the Issuer’s board of directors will appoint a specified number of directors designated by STT Crossing, determined as follows: if, at closing, the Issuer’s board of directors consists of (i) 13 or fewer directors, STT Crossing would be allocated three designees, (ii) 14 through 16 directors, STT Crossing would be allocated four designees or (iii) 17 or more directors, STT Crossing would be allocated five designees. The Stockholder Rights Agreement provides that, following the closing of the Amalgamation Agreement, STT Crossing will have the right to nominate the number of directors for the Issuer’s board of directors that is proportionate to its percentage ownership of the Common Stock. However, STT Crossing will have the right to nominate (i) at least two directors as long as STT Crossing owns at least 15% of the outstanding Common Stock and (ii) at least one director as long as STT Crossing owns at least 10% of the outstanding Common Stock. A copy of the Stockholder Rights Agreement is attached hereto as Exhibit 99.2.

On the date of the closing of the Amalgamation Agreement, the Issuer’s board of directors consisted of 11 directors and, in accordance with the terms of the Amalgamation Agreement, STT Crossing designated the following three individuals who were then appointed to the Issuer’s board of directors: Mr. Archie Clemins, Mr. Peter Seah Lim Huat and Mr. Lee Theng Kiat. Additionally, Mr. Archie Clemins became a member of the Audit Committee and the Chairman of the Strategic Planning Committee; Mr. Peter Seah Lim Huat became a member of the Compensation Committee; and Mr. Lee Theng Kiat became a member of the Nominating and Governance Committee.

Under the Stockholder Rights Agreement, STT Crossing, for the relevant time period and without the prior written consent of the majority of the entire board of directors of the Issuer (excluding any representatives or designees of STT Crossing), (i) is prohibited from acquiring or publicly proposing to acquire any material assets of the Issuer or seeking to effect a business combination transaction, seeking to have representatives elected to the Issuer’s board of directors (other than pursuant to its right to designate directors under the Stockholder Rights Agreement) or soliciting proxies for the purpose of seeking to control or influence the board of directors of the Issuer, or forming a group in connection with any of the foregoing and (ii) may not acquire any shares of the Common Stock (including shares issuable upon exercise of any convertible securities) unless after giving effect to such acquisition STT Crossing would beneficially own less than 34.5% of the outstanding shares of the Common Stock. STT Crossing is also subject to certain other limitations on the acquisition and transfer of shares of the Common Stock and securities convertible into the Common Stock.

Under the Stockholder Rights Agreement, the Issuer grants certain registration rights to STT Crossing and agrees to offer new equity interests in the Issuer to STT Crossing for the same price and on the same terms as such new equity interests are proposed to be offered to others as set forth in the Stockholder Rights Agreement attached hereto as Exhibit 99.2.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on the overall market conditions, performance and prospects of the Issuer, other investment opportunities available to the Reporting Persons, and the market prices of the Common Stock and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities, or suggest or take a position with respect to the management, operations or capital structure, of

Page 8 of 11 Pages

the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

As a part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons may engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans, strategies or proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions described in the foregoing paragraph.

Any of the foregoing actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the purchase or sale of Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable state securities or “blue sky” laws.

The descriptions of the Amalgamation Agreement and the Stockholder Rights Agreement and the transactions contemplated thereby herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements attached as Exhibits 99.1 and 99.2 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated in Item 2, Item 3 and Item 4 is incorporated herein by reference.

(a) — (b) Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by STT Comm and STT Crossing. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Stock.

STT, through its ownership of STT Comm and STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 757,478,896 shares of the Common Stock, or approximately 24.8% of the outstanding Common Stock, and to have shared power over the voting and disposition of such shares of the Common Stock.

STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 757,478,896 shares of the Common Stock, or approximately 24.8% of the outstanding Common Stock, and to have shared power over the voting and disposition of such shares of the Common Stock.

STT Crossing is the beneficial owner of 757,478,896 shares of the Common Stock, or approximately 24.8% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares of the Common Stock.

(c) Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Page 9 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in the second, fourth and fifth paragraphs of Item 4 of this Schedule 13D is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 Amalgamation Agreement, dated as of the Transaction Date, between the Issuer, Global Crossing and Amalgamation Sub (incorporated by reference to Exhibit 2.1 to the Form 8-K of the Issuer, filed with the SEC on April 14, 2011).

Exhibit 99.2 Stockholder Rights Agreement, dated as of the Transaction Date, between STT Crossing and the Issuer (incorporated by reference to Exhibit 4.1 to the Form 8-K of the Issuer, filed with the SEC on April 14, 2011).

Exhibit 99.3 Joint Filing Agreement, dated as of October 5, 2011, by and among Temasek, STT, STT Comm and STT Crossing.

Page 1 0 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2011

TEMASEK HOLDINGS (PRIVATE) LIMITED

By	/s/ Chia Yue Joo
Name:	Chia Yue Joo
Title:	Authorized Signatory Managing Director, Legal & Regulations Temasek International Pte. Ltd.

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By	/s/ Pek Siok Lan
Name:	Pek Siok Lan
Title:	Company Secretary

STT COMMUNICATIONS LTD

By	/s/ Pek Siok Lan
Name:	Pek Siok Lan
Title:	Company Secretary

STT CROSSING LTD

By	/s/ Pek Siok Lan
Name:	Pek Siok Lan
Title:	Director

Page 11 of 11 Pages

EXHIBIT INDEX

1. Exhibit 99.1 Amalgamation Agreement, dated as of the Transaction Date, between the Issuer, Global Crossing and Amalgamation Sub (incorporated by reference to Exhibit 2.1 to the Form 8-K of the Issuer, filed with the SEC on April 14, 2011).

2. Exhibit 99.2 Stockholder Rights Agreement, dated as of the Transaction Date, between STT Crossing and the Issuer (incorporated by reference to Exhibit 4.1 to the Form 8-K of the Issuer, filed with the SEC on April 14, 2011).

3. Exhibit 99.3 Joint Filing Agreement, dated as of October 5, 2011, by and among Temasek, STT, STT Comm and STT Crossing.

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Suppiah Dhanabalan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek)	Chairman, Temasek	Singaporean

Kwa Chong Seng 1 HarbourFront Place #06-00 HarbourFront Tower One Singapore 098633 (Deputy Chairman and Director, Temasek)	Chairman/Managing Director, ExxonMobil Asia Pacific Pte Ltd	Singaporean

Kua Hong Pak 205 Braddell Road East Wing 7th Floor Singapore 579701 (Director, Temasek)	Managing Director & Group CEO, Comfort Delgro Corporation Limited	Singaporean

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623 (Director, Temasek)	Managing Director, G.K. Goh Holdings Limited	Singaporean

Teo Ming Kian c/o MediaCorp Pte. Ltd. Caldecott Broadcast Centre Andrew Road Singapore 299939 (Director, Temasek)	Chairman, Mediacorp Pte. Ltd.	Singaporean

Marcus Wallenberg SE-106 40 Stockholm Sweden (Director, Temasek)	Chairman, Skandinaviska Enskilda Banken, SAAB AB and AB Electrolux	Swedish

Lien Jown Leam Michael One Raffles Place (formerly known as OUB Centre) #51-00 Singapore 048616 (Director, Temasek)	Deputy Chairman & Executive Director, Wah Hin and Company Private Limited	Singaporean

Hsieh Fu Hua 60B Orchard Road 6th Floor Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek)	Chairman, Fullerton Fund Management Company Limited	Singaporean

Cheng Wai Keung c/o Neptune Orient Lines Limited 456 Alexandra Road #06-00 NOL Building Singapore 119962 (Director, Temasek)	Chairman & Managing Director, Wing Tai Holdings Limited Chairman, Neptune Orient Lines Limited	Singaporean

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek)	Executive Director & CEO, Temasek	Singaporean

Gregory L. Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President and Head, Latin America, Temasek International Pte. Ltd.)	President, Head, Latin America Temasek International Pte. Ltd.	USA

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Leadership Development & Compensation, Temasek International Pte. Ltd.)	Senior Managing Director, Leadership Development & Compensation, Temasek International Pte. Ltd.	Singaporean

Charles Ong 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Special Projects and Head, Organisation & Leadership, Temasek International Pte. Ltd.)	Senior Managing Director, Special Projects Head, Organisation & Leadership Temasek International Pte. Ltd.	Malaysian

Cheo Hock Kuan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Co-Head, China, Temasek International Pte. Ltd.)	Co-Head, China, Temasek International Pte. Ltd.	Singaporean

Chia Song Hwee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Co-Head, Portfolio Management, Temasek International Pte. Ltd.)	Co-Head, Portfolio Management, Temasek International Pte. Ltd.	Singaporean

David Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Investment, Temasek International Pte. Ltd.)	Senior Managing Director, Investment, Temasek International Pte. Ltd.	Singaporean

Dilhan Pillay Sandrasegara 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Portfolio Management and Head, Singapore, Temasek International Pte. Ltd.)	Head, Portfolio Management Head, Singapore Temasek International Pte. Ltd.	Singaporean

Ding Wei 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, China, Temasek International Pte. Ltd.)	Head, China, Temasek International Pte. Ltd.	Hong Kong

Gan Chee Yen 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Special Projects, Temasek International Pte. Ltd.)	Chief Executive Officer, Fullerton Financial Holdings Pte. Ltd. Senior Managing Director, Special Projects Temasek International Pte. Ltd.	Singaporean

Goh Yong Siang

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Strategic Relations, Head, Australia and New Zealand and Co-Head, Organisation & Leadership, Temasek International Pte. Ltd.)

	Head, Strategic Relations, Head, Australia and New Zealand, Co-Head, Organisation & Leadership Temasek International Pte. Ltd.	Singaporean

Hiew Yoon Khong 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Special Projects, Temasek International Pte. Ltd.)	Chief Executive Officer, Mapletree Investments Pte Ltd Senior Managing Director, Special Projects, Temasek International Pte. Ltd.	Malaysian

Jimmy Phoon 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Strategy, Temasek International Pte. Ltd.)	Executive Director and Chief Executive Officer, Seatown Holdings International Pte. Ltd. Head, Strategy, Temasek International Pte. Ltd.	Singaporean

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Financial Officer, Temasek)	Chief Financial Officer, Temasek	Singaporean

Margaret Lui 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Special Projects, Temasek International Pte. Ltd.)	Chief Operating Officer, Seatown Holdings International Pte. Ltd. Senior Managing Director, Special Projects, Temasek International Pte. Ltd	Singaporean

Nagi Hamiyeh 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Investment and Head, Africa & Middle East, Temasek International Pte. Ltd.)	Senior Managing Director, Investment, Head, Africa & Middle East Temasek International Pte. Ltd.	Singaporean

Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Investment and Head, India, Temasek International Pte. Ltd.)	Senior Managing Director, Investment, Head, India Temasek International Pte. Ltd.	Indian

Tan Chong Lee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Investment Officer – Designate, Temasek International Pte. Ltd.)	Chief Investment Officer – Designate, Temasek International Pte. Ltd.	Singaporean

Tow Heng Tan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Investment Officer, Head, Indochina and Co-Head, Singapore, Temasek International Pte. Ltd.)	Chief Investment Officer Head, Indochina Co-Head, Singapore Temasek International Pte. Ltd.	Singaporean

Wong Kim Yin 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Investment, Temasek International Pte. Ltd.)	Senior Managing Director, Investment, Temasek International Pte. Ltd.	Singaporean

The following is a list of the executive officers and directors of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Chairman and Director, STT)	Corporate Director	Singaporean

Lee Theng Kiat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, President and CEO, STT)	President and CEO, STT and STT Comm	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Sum Soon Lim 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, STT)	Corporate Director	Singaporean

Lim Ming Seong No. 2 Ubi View Singapore 408556 (Director, STT)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #16-07 Great World City West Tower Singapore 237994 (Director, STT)	Advocate & Solicitor	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom (Director, STT)	Corporate Director	British

Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226 (Director, STT)	Corporate Director	Filipino

Sio Tat Hiang 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Senior Executive Vice President, STT)	Senior Executive Vice President, STT and STT Comm	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Stephen Geoffrey Miller 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Chief Financial Officer, STT)	Senior Executive Vice President and Chief Financial Officer, STT and STT Comm	Australian

Steven Terrell Clontz 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Senior Executive Vice President — North America and Europe, STT)	Senior Executive Vice President — North America and Europe, STT and STT Comm	American

Ravi Lambah 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Chief Operating Officer, STT)	Chief Operating Officer, STT and STT Comm	Indian

The following is a list of the executive officers and directors of STT Comm:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Chairman and Director, STT Comm)	Corporate Director	Singaporean

Peter Seah Lim Huat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Deputy Chairman and Director, STT Comm)	Corporate Director	Singaporean

Lee Theng Kiat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, President and CEO, STT Comm)	President and CEO, STT and STT Comm	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Sum Soon Lim 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, STT Comm)	Corporate Director	Singaporean

Lim Ming Seong No. 2 Ubi View Singapore 408556 (Director, STT Comm)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #16-07 Great World City West Tower Singapore 237994 (Director, STT Comm)	Advocate & Solicitor	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT Comm)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom (Director, STT Comm)	Corporate Director	British

Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226 (Director, STT Comm)	Corporate Director	Filipino

Sio Tat Hiang 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Senior Executive Vice President, STT Comm)	Senior Executive Vice President, STT and STT Comm	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Stephen Geoffrey Miller 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Chief Financial Officer, STT Comm)	Senior Executive Vice President and Chief Financial Officer, STT and STT Comm	Australian

Steven Terrell Clontz 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Senior Executive Vice President — North America and Europe, STT Comm)	Senior Executive Vice President — North America and Europe, STT and STT Comm	American

Ravi Lambah 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Chief Operating Officer, STT Comm)	Chief Operating Officer, STT and STT Comm	Indian

The following is a list of the executive officers and directors of STT Crossing:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Lee Theng Kiat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, STT Crossing)	President and CEO, STT and STT Comm	Singaporean

Stephen Geoffrey Miller 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, STT Crossing)	Senior Executive Vice President and Chief Financial Officer, STT and STT Comm	Australian

Pek Siok Lan 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, STT Crossing)	General Counsel and Executive Vice President, STT and STT Comm	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Aveenash Ramtohul Rogers House, 5, President John Kennedy Street, Port Louis, Mauritius (Director, STT Crossing)	Tax Manager	Mauritian

Renu Gupta Audit Rogers House, 5, President John Kennedy Street, Port Louis, Mauritius (Director, STT Crossing)	Director of Legal and Compliance	Mauritian